Exhibit 4

OI S.A. – IN JUDICIAL REORGANIZATION

Board of Directors Meeting held on September 12, 2016

 VOTING STATEMENT

Taking into account some of the considerations brought by board member Marcos Duarte Santos with respect to his vote on the 143rd Board of Directors Meeting of Oi SA – In Judicial Reorganization (“Oi” or the “Company”) held on September 12, 2016, in which the election of Mr. Ricardo Malavazi Martins for the position of the Company’s Chief Financial Officer and Investor Relations Officer was approved by a majority vote, we present the following statement, which substantiates, objectively and in summary, the reasons for the vote.

As is common knowledge, the Company finds itself under Judicial Reorganization, a process which is known for being complex and for demanding great effort from the Company’s management and imposes important challenges.

The Chief Financial Officer and Investor Relations Officer at the time, Mr. Flávio Nicolay Guimarães, had expressed his intentions of leaving the Company, which culminated in his resignation.

In light of this, the Company’s Board of Directors, pursuant to its express and exclusive power established by Law No. 6,404/76 (Brazilian Corporation Law), had to elect the Company’s new Chief Financial Officer and Investor Relations Officer.

Naturally, in the current scenario and considering the tight deadlines imposed by Law No. 11,101/05 (Judicial Reorganization and Bankruptcy Law), it would not be convenient to leave the position vacant or held temporarily, not only given the important measures that will need to be taken, but also given the need to maintain the a seamless relationship with the creditors in order to address the remainder of this process in the best possible way.

The recommendation of the People, Appointment and Compensation Committee (“Committee”) was heard in procedural manner, and in light of the names that arose, a reasonable consensus was reached regarding Mr. Ricardo Malavazi Martins, who, in addition to having an appropriate and compatible C.V. for the position, brought the obvious advantage of already knowing the company and being familiar with its situation and the Judicial Reorganization Process, which, in the judgment of the majority of the Board, recommended his immediate appointment.

The election of a new Officer was urgent and fundamental to avoid losses to the Company and to the judicial reorganization process, above all given the dynamics of the acts which this process involves. For that reason, the Board of Directors, based on the works and recommendations of the Committee, acted consistently under the circumstances and with the Company’s and its shareholders’ best interests.

In the opinion of the majority of the Board of Directors, it would not be reasonable for the position of Chief Financial Officer and Investor Relations Officer to remain vacant, especially during the weeks that succeeded the presentation of the Oi Companies’ judicial reorganization plan.

Considering the Company’s current situation, the ongoing deadlines in the Judicial Reorganization proceeding and the existence of an internal candidate that met all conditions needed for the position, the Board understood that it would be in the best interest of the Company to elect him, as opposed to starting a selection process which might have been recommended under certain circumstances but was clearly incompatible with the moment and deadlines to which the Company is subject, and would not guarantee that a better candidate would be found. As such, due to the risk of loss for the Company, it was not fitting to defer the decision, as you proposed.

It is worth noting that the election was the subject of the Company’s Board of Directors Meetings held on September 9 and 12, 2016, in which the members of the Board were guaranteed the time and information needed to decide on the matter of appointing the new Officer, as well as the possibility of naming another candidate. Regarding the latter, despite statements made, no names were brought by the dissenting members to occupy the position.

Therefore, we disagree on certain statements made by the distinguished Member of the board, especially stating the selection of the CFO was made prior to the deliberation of the Board of Directors and that it was a “formality,” even more so when it is with respect to natural concern of any candidate to know his or her proposed compensation, a question made transparently and respectfully to the entire Board of Directors, including you.

Strictly speaking, this question proves quite the contrary, that there was nothing pre-arranged, given that if it were pre-arranged, there would be no reason for the candidate to question the entire Board of Directors on his compensation. If everything was “pre-arranged,” there would be no reason for said questioning.

It is worth clarifying, moreover, that as soon as Mr. Ricardo Malavazi Martins was appointed for the position of Chief Financial Officer and Investor Relations Officer, he resigned from his position as member of the Company’s Board of Directors, in order to avoid any potential conflicts or inquiries regarding the necessary independence to perform the respective duties of Oi’s Management and pursuant to the rules of good corporate governance.

Sincerely,

José Mauro Mettrau Carneiro da Cunha

Board of Directors of Oi S.A. – In Judicial Reorganization